SIMON PROPERTY GROUP **Exhibit 99.3**
Conference Call Text
February 7, 2002

Forward Looking Statement

Good afternoon and welcome to the Simon Property Group fourth quarter earnings conference call. Please be aware that statements made during this call that are not historical may be deemed forward-looking statements. Although the Company believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to: national, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and changes in market rates of interest. We direct you to the Company's various filings with the Securities and Exchange Commission for a detailed discussion of risks and uncertainties.

Acknowledging the fact that this call may be webcast for some time to come, we believe it is important to note that today's call includes time-sensitive information that may be accurate only as of today's date, February 7th, 2002.

The Company's quarterly supplemental information package will be filed as a Form 8-K early next week. This filing will be available via mail or e-mail. If you would like to be added to the list for email distribution of this information, please notify me, Shelly Doran, at sdoran@simon.com.

Participating in today's call will be David Simon (chief executive officer), Rick Sokolov (president and chief operating officer) and Steve Sterrett (chief financial officer). Mike McCarty, our Senior VP of Research and Corporate Communications will also be available during the Q&A session. And now, Mr. Simon will provide opening comments.

Opening Comments

Good afternoon everyone. Thank you for joining our call today.

The regional mall in general, and SPG's portfolio specifically, once again demonstrated its resiliency in the fourth quarter. In the face of the country's worst economic climate in a decade, our portfolio showed steady sales trends, an uptick in occupancy, and healthy releasing spreads.

Couple our core operating performance with a favorable borrowing climate, and the result is strong 9% FFO per share growth for the quarter. We're pleased with the results for the quarter and year, and with our ability to increase our profitability in this type of economic climate.

And now I would like to ask Steve to provide commentary on financial and operational results.

Financial and Operational Results

Key financial comparisons for the period are:

- Diluted FFO per share increased by 9%, to $1.12 versus $1.03 in 2000, in-line with our prior guidance and slightly above consensus estimates. Diluted FFO for the year increased 7%, to $3.51 per share as compared to $3.28 in 2000. Without the dilutive, non-comparable impact of MerchantWired, FFO would have been $1.14 and $3.56 for the quarter and year, respectively, and our growth rate would have been 11% and 9% for these periods.

Statistical highlights at year-end are:

- Occupancy increased 10 basis points from December 31, 2000 to 91.9% at December 31, 2001.
- Sales were essentially flat for the year. Total sales per square foot increased to $378 per square foot from $377 in the prior year. Comparable sales per square foot, i.e. sales of tenants who have been in place for at least 24

months, were $383 per square foot as compared to $384 last year. Sales in the fourth quarter were also essentially flat.
- Average base rent increased 3.4% to $29.28.
- The average initial base rent for new mall store leases signed during 2001 was $34.88, versus average rents of $29.10 for those tenants who closed or whose leases expired, for a spread of $5.78, or 20%. Despite the difficult economy, our leasing spread has remained strong.
- Same property NOI growth for the year was 4.0%.

The year 2001 was marked by the onset of the country's first recession in over 10 years and the unprecedented, tragic events of 9/11. What was already shaping up to be a weak year for the retail industry in the first half of the year was turned upside down in the second half.

Given this as a backdrop against which to view the past year, it is fair to say that we significantly outperformed the overall economy. As stated above, occupancy rates and leasing spreads were positive and strong. And while sales per square foot were essentially flat, given that the apparel business had actual deflation and that overall inflation in the U.S. was at its lowest level in more than 40 years, we had a successful year.

To add a little "color" to our 4th quarter sales statistics, we observed the following within our portfolio:
- Sales growth continues to be strongest in the Pacific and New England regions.
- Weakest sales trends were noted in the Southeast. This trend is not unexpected given the fact that many properties in this region are located in the state of Florida, whose tourism industry was particularly hard hit by the events surrounding 9/11.
- On a more positive note, one of the resulting trends from 9/11 was an increased focus by the consumer on personal wellbeing and home and hearth expenditures. This trend has shown up within SPG's portfolio where personal care, home furnishings and home entertainment have all demonstrated very positive trends during the 3rd and 4th quarters.

I would like to spend a few minutes now "dissecting " our 2001 growth. In 2001, we overcame five significant challenges to grow our profits:

1. Tenant bankruptcies resulted in the closing of over 1.2 million square feet of regional mall small shop space. This was more than double the level of the prior year.
2. Another 240,000 square feet was lost due to retailer restructurings and closings that occurred outside of bankruptcy, primarily Warner Brothers and Northern Reflections.
3. We worked our way through a significant restructuring in the theater industry, with virtually all major operators filing bankruptcy and closing screens.
4. We recognized significantly lower overage rent revenue as a result of flat tenant sales, caused by the weak economy.
5. Our financial results for 2001 included an FFO loss of $13.2 million from our share of the financial results of MerchantWired.

We believe it to be a testament to the resiliency of the mall business that in spite of the large amount of square footage lost in 2001; our portfolio year-end occupancy was higher than it was at December 31, 2000. Significant tenants lost to bankruptcy in 2001 include: Paul Harris, Lechters, Natural Wonders, Store of Knowledge, Waccamaw, Track 'N Trail, Garden Botanika, and National Record Mart.

These losses are being replaced by growing tenants such as Charlotte Russe, H&M, Barnes & Noble, Hollister, Hot Topic, J. Crew, Apple, Forever 21, Chico's, Christopher & Banks, and American Eagle, to name a few.

As an offset to the above negative factors, during 2001 we benefited from:

1. Continued positive NOI growth from the portfolio.
2. The Kimsward transaction, which generated $18 million in total FFO - $3 million of this fell in the fourth quarter.
3. A lower interest rate environment. The leverage inherent in the mall business acts as a natural hedge in a weakening economy, in which it is more difficult to sustain operating profits. A lower interest rate environment will cushion the impact of soft-core business fundamentals. We used this environment to fix rates long-term at attractive levels. At 12/31/01, only 12% of our debt is unhedged variable rate debt.

Earnings Guidance

The 2002 earnings guidance provided last week was based on the following general assumptions:
- Flat tenant sales
- Flat overage rent
- Slight improvement in tenant occupancy
- Releasing spreads remain firm
- Closing of the Rodamco acquisition occurs in the second quarter.

From a tenant bankruptcy perspective, 2002 has already been active with initial filings by KMart and Jacobson's and the liquidation announcement by Service Merchandise. We have limited exposure to all three of these tenants, and there is no meaningful impact to FFO from these announcements. We continue to expect the bankruptcy level from our primary revenue producers, the small shop tenants, to be somewhat lower in 2002 than in 2001.

Liquidity and Capital Activities

In October, we completed the sale of $750 million of 6.375% senior unsecured notes due November 2007. All securities in this offering were rated Baa1 by Moody's and BBB by Standard & Poor's. Net proceeds from the offering were initially used to reduce the outstanding balance on our $1.25 billion unsecured credit facility. As of 12/31, the outstanding balance on our line was only $188 million, with over $1.0 billion of unused availability.

The Company plans to retire or has already retired $250 million in mortgage indebtedness on six wholly owned properties and to retire $250 million of 9% bonds that mature in March 2002. After the ultimate utilization of proceeds, the transaction was dilutive by less than a penny to 2002 FFO. This offering, which was increased from its original size of $500 million due to strong investor demand, demonstrates our ability to successfully access the unsecured debt market. In this regard, we are without peer in the regional mall industry.

In total for the year, SPG completed $3.4 billion in real estate financing deals. Our balance sheet is in good shape, with strong liquidity from the $1 billion of availability on our corporate credit facility and over $800 million of EBITDA generated in the year 2001 from properties that are unencumbered. Our interest coverage ratio remains steady at 2.3 times.

Before I turn it over to Rick, let me address one additional topic.

Asset Impairment

In the fourth quarter, we recorded a non-cash charge of $47 million, or $0.18 per share, to adjust the carrying value of nine assets down to their estimated net realizable or fair value. This charge results primarily from assets acquired from DeBartolo in 1996. When we recorded that transaction, under purchase accounting rules, we stepped up the basis of each asset. With the benefit of 5 years hindsight, we should have allocated value to some of the acquired assets differently. However, under GAAP, you can't write assets up, only down. This has not been an issue in any of our subsequent acquisitions. These assets are being actively marketed for sale, and we expect to dispose of most of these assets, which generated annual EBITDA of less than $10 million, in 2002.

And now Rick will spend a few minutes discussing development activities.

Development Activities

Bowie Town Center in Bowie, Maryland is our only new development to open in 2001. Bowie is an open-air regional shopping center comprising 556,000 square feet. Many of its tenants "soft" opened on October 18th, with the grand opening on November 9th. The center is anchored by Hecht's (which opened August 8th) and Sears (which opened October 17th) and features Barnes & Noble, Bed Bath & Beyond and Old Navy. All five anchors are performing well and driving customer sales. Safeway anchors a 101,000 square foot grocery retail component, which opened last week. Bowie Town Center is 100% leased. The returns will be in the 10.5% range.

Shoppers have really taken to Bowie's concept because of the main street configuration of the mall. This concept integrates all tenants into the neighborhood shopping center atmosphere. This unique lifestyle center is also cheaper for retailers to do business in, so it's a win-win situation for Simon and its tenants.

2002 development activity continues to be conservative, and will focus primarily on redevelopment. Construction has begun on the following projects:

- Opening this fall will be a new Lord & Taylor, Nordstrom and small shop expansion at Florida Mall in Orlando.
- We are proceeding with the renovation of Dadeland Mall in Miami, which will be completed in November.
- We are adding Nordstrom and small shop space in the former Montgomery Ward location at Barton Creek Square in Austin scheduled to open in August 2003.
- In another former Montgomery Ward location, we are adding Younkers and small shop space at Bay Park Square in Green Bay, Wisconsin, which will also be completed in August 2003.

Our 2002 spending for redevelopment for the existing portfolio is expected to approximate $110 million.

Enron Update

On September 30, 1999, Simon Property Group, L.P. entered into a multi-year contract with Enron Energy Services for Enron to supply or manage all of the energy commodity requirements for the wholly-owned properties and many of the company's joint venture partnerships. As of the December 3rd bankruptcy filing by Enron, SPG assumed total control over the management of its energy assets throughout the portfolio, including the purchase and payment of utilities and maintenance and repair of energy related equipment. This transition was extremely smooth.

In addition, as part of our original agreement with Enron we required that they contract with our existing service providers for the maintenance and repair work on our energy assets. This allowed us to simply convert back to our prior contractual agreements while keeping the same work force and scope of work. There was no service interruption to any of our malls or tenants, and we are once again actively self-managing our energy business, just as we had done prior to the Enron contract. Enron has not formally rejected our contract yet, although we expect that to occur. We do not anticipate adverse financial consequences from the Enron bankruptcy and ultimate rejection of our contract.

Insurance

Let me take a couple of minutes and talk about insurance. Our portfolio-wide general liability and property insurance policies expired on December 31. We renewed these policies, the cost of which is predominantly passed through to tenants, at similar coverage levels, but at price increases aggregating approximately 30%. The exception to coverage levels is in the area of terrorism, which is excluded in our new property coverage. Terrorism coverage is simply not available today at any reasonable pricing level, and as most of you know, Congress did not act to provide any type of supplemental or substitute coverage.

And while lenders and property owners continue to lobby Washington for relief, we are not optimistic. New loans are being quoted and closed without terrorism coverage, so this is not hindering our access to capital. Absent any legislation from Washington, and absent any other terrorist actions, we expect to see some insurers to gradually move back into this market later in 2002.

David will now provide an overview of our planned acquisition of assets from Rodamco, discuss our investment in MerchantWired, and provide concluding comments.

Rodamco Acquisition

On January 13th, we announced a joint agreement with The Rouse Company and Westfield America Trust to purchase the assets of Rodamco North America for $5.3 billion. The RNA portfolio consists primarily of high-quality, highly productive regional malls in the United States that generate industry-leading sales of over $450 per square foot and are approximately 93% occupied. Simon's share of the gross value of the transaction is approximately $1.55 billion, and our initial cap rate on this acquisition is 8.5%. We will finance this transaction initially through availability on our existing credit facility, a small bridge facility with some of our existing lead lenders, and potential property-level joint ventures.

The Company will add 9 new malls to its regional mall portfolio including Copley Place in Boston, The Galleria in Houston and SouthPark Mall in Charlotte. We are also acquiring the remaining ownership interests in 4 existing RNA joint ventures.

In addition to its regional mall portfolio, Rodamco owns a number of other assets, including a New York office building (745 5th Avenue), a third-party management business, and interests in four real estate operating companies. SPG, Rouse and Westfield have agreed to jointly hold these assets, some of which have also been designated for sale.
Various integration and transition activities are underway in connection with the RNA acquisition. There are also two major redevelopment projects under construction in the portfolio that we are very excited about — Houston Galleria, where we are adding Nordstrom and Foley's; and SouthPark Mall in Charlotte, where we are adding Nordstrom and small shop space. SPG development and leasing personnel are firmly integrated into the development process for these assets.

This transaction is expected to be accretive from day one. Still subject to customary closing conditions, the transaction is expected to close in approximately 90 days.

MerchantWired Update

We continue to make slow, but steady progress at MerchantWired. We have significantly lowered the cost of operating the MerchantWired network. We also continue to gain retailer acceptance, with over 3,000 retail locations currently utilizing the MerchantWired platform. We recognize, however, that further changes must be made to get MerchantWired to profitability.

In that regard, we are in final discussions with prospective investors to inject capital into MerchantWired, to provide network operations expertise, and to lower our telecommunications cost further. The outcome of these discussions, which we hope to finalize in the next couple of months, is critical to the future viability and success of MerchantWired.

Conclusion

Before we open the line for Q&A, let me offer a few concluding comments. I think that 2001 was an important year for our company and the regional mall business. We demonstrated the ability to grow the business profitably in an economic downturn.

In a year when so many mainstream American industries suffered greatly, SPG did just what it was supposed to do — produce stable, predictable profits, and be that "port in the storm."

We had a good year in 2001, but we're not satisfied—and we're poised to continue to grow our business in 2002 and beyond. Our RNA acquisition is wholly consistent with our strategy of owning highly productive, market dominant franchise malls. And with $400 million of "free cash flow" from operations in 2002, we have the financial strength for that growth.

With that said, Operator, we are ready to open the call to questions.